[Janus Capital Management LLC letterhead]

VIA EDGAR

January 11, 2018

Mr. Jeff Long

Securities and Exchange Commission

Investment Company Division

100 F Street, N.E.

Washington, DC 20549

Re:	Janus Detroit Street Trust (“Registrant”)

Annual Shareholder Reports on Form N-CSR dated October 31, 2016

File Nos. 333-207814 and 811-23112

Dear Mr. Long:

This letter responds to the comments to the Annual Shareholder Reports on Form N-CSR dated October 31, 2016 (“Annual Reports”), that were provided by telephone on December 12, 2017 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Janus Henderson Small Cap Growth Alpha ETF, Janus Henderson Small/Mid Cap Growth Alpha ETF, Janus Velocity Tail Risk Hedged Large Cap ETF, Janus Velocity Volatility Hedged Large Cap ETF, The Health and Fitness ETF1, The Long-Term Care ETF, The Obesity ETF and The Organics ETF (each, a “Fund” and collectively, the “Funds”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1.          SEC Comment:  For the Funds that are operating with a fund of funds structure, please consider whether a tailored description of the fund of funds structure is required in the notes to the financial statements pursuant to Financial Accounting Standards Board Account Standards Codification, Financial Services – Investment Companies (Topic 946).

Response:      The Registrant confirms that the following disclosure was included in the Annual Shareholder Reports on Form N-CSR dated October 31, 2017 under the section entitled “Notes to the Financial Statements – Organization and Significant Accounting Policies” for Janus Velocity Volatility Hedged Large Cap ETF and Janus Velocity Tail Risk Hedged Large Cap ETF:

The Fund is a fund of funds and seeks its investment objective by investing 85% of its net assets in unaffiliated underlying ETFs that provide exposure to large capitalization securities and 15% of its net assets to a volatility strategy.

[1] Please note that The Health and Fitness ETF liquidated in October 2017 and was not included in the Annual Shareholder Reports on Form N-CSR dated October 31, 2017. In addition, two new Funds of the Registrant, Janus Henderson Short Duration Income ETF and Janus Henderson SG Global Quality Income ETF launched on November 16, 2016 and December 7, 2016, respectively, and were therefore included in in the Annual Shareholder Reports on Form N-CSR dated October 31, 2017.

2.          SEC Comment:      For the Funds that are operating with a fund of funds structure, please confirm that any gains and dividends paid by the underlying funds, if applicable, have been disclosed in the Statement of Operations in the Annual Reports.

Response:      The Registrant confirms that any gains and dividends paid by the underlying funds have been disclosed in the Statement of Operations in the Registrant’s Annual Shareholder Reports on Form N-CSR dated October 31, 2017.

3.          SEC Comment:      For the Funds that are operating with a fund of funds structure, please add disclosure in the Annual Reports that additional information regarding each underlying ETF can be obtained by visiting www.SEC.gov.

Response:      The Registrant confirms that the following disclosure was included in the Annual Shareholder Reports on Form N-CSR dated October 31, 2017 under the section entitled “Notes to the Financial Statements – Organization and Significant Accounting Policies” for Janus Velocity Volatility Hedged Large Cap ETF and Janus Velocity Tail Risk Hedged Large Cap ETF:

For additional information on the underlying ETFs, visit the Securities and Exchange Commission website at www.SEC.GOV.

4.          SEC Comment:  For the Funds that are classified as non-diversified funds, such Funds are advised that pursuant to Rule 13a-1, if such Funds operate as diversified funds for a period of 3 years, the Funds will automatically convert to diversified funds, and would thereafter require shareholder approval in order to be re-classified as non-diversified funds.

Response:      The Registrant acknowledges the comment.

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Please do not hesitate to contact me at 303-394-6459 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Kathryn L. Santoro

Kathryn L. Santoro
Vice President and Assistant General Counsel

cc:        Eric S. Purple, Esq.